Exhibit 99.1

Condensed Consolidated Financial Statements

Student Transportation Inc.

For the three and six months ended December 31, 2017 and 2016

Student Transportation Inc.

Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

Student Transportation Inc.

Condensed Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	December 31, 2017	June 30, 2017
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$4,880	$10,964
Accounts receivable, net of allowance for doubtful accounts of
$221 and $264 at December 31 and June 30, 2017, respectively	93,095	68,747
Inventory	4,916	4,560
Prepaid expenses	19,591	16,980
Other current assets	2,793	3,885
Total current assets	125,275	105,136

Other assets	26,111	20,502
Property and equipment, net	244,100	231,198
Other intangible assets, net	57,023	55,518
Goodwill	145,899	141,454
Total assets	$598,408	$553,808

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$503	$1,101
Accrued expenses and other current liabilities	56,767	70,467
Total current liabilities	57,270	71,568

Long-term debt, net	366,701	291,347
Deferred income tax liability	33,390	43,865
Other liabilities	20,474	20,581
Total liabilities	477,835	427,361

Shareholders' equity
Preferred shares, no par value, unlimited shares authorized, none outstanding	-	-
Common shares, no par value, unlimited shares authorized, 94,986,622 and 94,631,743 issued and outstanding at December 31 and June 30, 2017,respectively	-	-
Paid in Share Capital	514,232	512,173
Accumulated deficit	(391,271)	(385,915)
Accumulated other comprehensive (loss) income	(2,388)	189
Total shareholders’ equity	120,573	126,447
Total liabilities and shareholders’ equity	$598,408	$553,808

See accompanying notes.

1

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Three months	Three months	Six months	Six months
	ended	ended	Ended	ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Revenues	$193,856	$177,176	$301,289	$279,352

Costs and expenses:
Cost of operations	143,294	130,530	237,401	219,733
General and administrative	18,079	16,151	35,472	33,135
Non cash stock-based compensation expense	821	2,479	821	5,802
Acquisition expense	22	-	67	-
Depreciation and depletion expense	11,881	14,136	16,300	19,063
Amortization expense	836	783	1,631	1,574
Impairment of oil and gas assets	-	-	-	224
Total operating expenses	174,933	164,079	291,692	279,531

Income (loss) from operations	18,923	13,097	9,597	(179)

Interest expense	4,995	3,551	9,622	9,160
Foreign currency loss (gain)	36	128	(767)	(14)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	-	-	-	(190)
Other (income) expense, net	(86)	(694)	(468)	140
Income (loss) before income taxes	13,978	10,112	1,210	(9,275)
Income tax (benefit) expense	(8,750)	4,064	(13,529)	(3,607)

Net income (loss)	$22,728	$6,048	$14,739	$(5,668)
Weighted average number of shares outstanding-basic	94,935,767	92,085,511	94,842,933	92,028,192
Weighted average number of shares outstanding-diluted	112,359,708	109,463,713	112,243,756	109,879,545
Basic net income (loss) per common share	$0.24	$0.07	$0.16	$(0.06)
Diluted net income (loss) per common share	$0.21	$0.06	$0.15	$(0.06)
Dividends declared per common share	$0.11	$0.11	$0.22	$0.22

See accompanying notes.

2

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Net income (loss) :	$22,728	$6,048	$14,739	$(5,668)
Other comprehensive income (loss):
Unrealized gain (loss) on currency translation adjustments	710	1,936	(2,577)	3,033
Other comprehensive income (loss) :	710	1,936	(2,577)	3,033

Comprehensive income (loss)	$23,438	$7,984	$12,162	$(2,635)

See accompanying notes.

3

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2016	91,903,515	$496,990	$13	$(351,108)	$145,895
Net loss	-	-	-	(5,668)	(5,668)
Dividends	-	-	-	(20,274)	(20,274)
Common stock issuance	225,681	1,219	-	-	1,219
Conversion of debt to common stock	6,736	64	-	-	64
Other comprehensive income	-	-	3,033	-	3,033
Balance at December 31, 2016	92,135,932	$498,273	$3,046	$(377,050)	$124,269

Balance at June 30, 2017	94,631,743	$512,173	$189	$(385,915)	$126,447
Net income	-	-	-	14,739	14,739
Dividends	-	-	-	(20,916)	(20,916)
Common stock issuance	384,579	2,232	-	-	2,232
Stock repurchase	(29,700)	(173)	-	-	(173)
Non cash stock-based compensation expense	-	-	-	821	821
Other comprehensive loss	-	-	(2,577)	-	(2,577)
Balance at December 31, 2017	94,986,622	$514,232	$(2,388)	$(391,271)	$120,573

See accompanying notes.

4

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Operating activities
Net income (loss)	$22,728	$6,048	$14,739	$(5,668)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Deferred income taxes	(8,750)	3,990	(13,529)	(3,681)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	-	-	-	(190)
Unrealized foreign currency loss	146	185	377	747
Amortization of deferred financing costs	438	414	879	1,794
Non cash stock-based compensation expense	821	2,479	821	5,802
Gain on disposal of fixed assets	(420)	(515)	(1,020)	(784)
Depreciation and depletion expense	11,881	14,136	16,300	19,063
Amortization expense	836	783	1,631	1,574
Impairment of oil and gas assets	-	-	-	224
Changes in current assets and liabilities:
Accounts receivable	(5,605)	(11,609)	(24,160)	(36,411)
Prepaid expenses, inventory and other current assets	(132)	(966)	(1,890)	(5,325)
Accounts payable	(1,054)	(203)	(609)	(6,668)
Accrued expenses and other current liabilities	(4,008)	(11,886)	1,887	3,713
Changes in other assets and liabilities	(632)	25	(1,782)	(43)
Net cash provided by (used in) operating activities	16,249	2,881	(6,356)	(25,853)

Investing activities
Business acquisitions, net of cash acquired	-	-	(8,667)	-
Investment in cost method investee	(3,000)	-	(3,000)	-
Purchases of property and equipment	(3,849)	(2,746)	(39,318)	(26,277)
Proceeds on sale of equipment	530	1,156	1,252	1,642
Net cash used in investing activities	(6,319)	(1,590)	(49,733)	(24,635)

Financing activities
Issuance of Cdn$ 5.25% Convertible Debentures	-	-	-	65,764
Redemption of Senior Secured Notes	-	-	-	(35,000)
Redemption of US$ 6.25% Convertible Debentures	-	-	-	(59,936)
Redemption of Class B Series Three common shares	-	(155)	-	(155)
Repurchase of common stock	-	-	(173)	-
Financing fees	-	(104)	-	(4,712)
Common stock dividends	(9,839)	(9,557)	(19,630)	(19,025)
Borrowings on credit facility	54,077	46,503	145,108	216,844
Payments on credit facility	(54,081)	(34,690)	(74,981)	(113,340)
Net cash (used in) provided by financing activities	(9,843)	1,997	50,324	50,440
Effect of exchange rate changes on cash	(240)	16	(319)	35
Net (decrease) increase in cash and cash equivalents	(153)	3,304	(6,084)	(13)
Cash and cash equivalents at beginning of period	5,033	4,442	10,964	7,759
Cash and cash equivalents at end of period	$4,880	$7,746	$4,880	$7,746

See accompanying notes.

5

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”) and 100% of the outstanding shares of Parkview Transit. No other classes or series of shares of STA Holdings are outstanding.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by U.S. GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2017.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at December 31, 2017. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets. Annually, management assesses the useful lives of these assets and any changes in estimated useful lives are accounted for prospectively. Based on the most

6

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

recent assessment, management has changed the approximate useful lives from a range of seven to eleven years to a range of eight to twelve years, starting with the 2018 fiscal year. The impact of the change in the estimated useful lives has resulted in a reduction in depreciation expense of approximately $2.8 million in the six months ended December 31, 2017 and an estimated annualized impact of approximately $7.2 million.

Recently Adopted Accounting Standards

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments, guidance on eight specific cash flow issues with regard to how cash receipts and cash payments are presented and classified in the statement of cash flows in order to clarify existing guidance and reduce diversity in practice. The Company adopted this standard for the first quarter of fiscal 2018 and the adoption had no impact on its consolidated financial statements.

Recently Issued Accounting Standards

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities, with the objective of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The guidance is additionally intended to simplify hedge accounting, and no longer requires separate measurement and reporting of hedge ineffectiveness. For cash flow and net investment hedges existing at the date of adoption, entities must apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. The amended presentation and disclosure guidance is required prospectively. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements. The FASB has subsequently issued several amendments to provide additional clarification and implementation instructions relating to (i) principal versus agent considerations, (ii) identifying performance obligations and licensing, (iii) narrow-scope improvements and practical expedients and (iv) technical corrections and improvements (collectively, the “new revenue standards”). The new revenue standards provide a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer in an

7

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

amount that reflects the consideration it expects to receive in exchange for those goods or services. The new revenue standards define a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The new revenue standards allow for either “full retrospective” or “modified retrospective” adoption. The Company is required to adopt the new revenue standards effective July 1, 2018 (the “effective date”). The Company expects to adopt the new revenue standards using the modified retrospective approach. The Company is in the process of evaluating the qualitative and quantitative disclosure requirements of the new revenue standards to identify possible enhancements to the Company’s financial statements in order to enable users to better understand the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers, including significant judgments, changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract.

As part of the evaluation performed through the date of this filing, the Company has created an implementation working group and corresponding phased implementation project plan (the “project plan”), which includes internal and third-party resources. The project plan is intended to allow the Company to properly and timely adopt the new revenue standards on the effective date. The Company’s implementation approach includes performing a detailed review of key contracts and assessing the conformance of historical accounting policies and practices with the new revenue standards. The Company will continue to monitor any modifications, clarifications and interpretations issued by the FASB, which may impact its assessment of the new revenue standards. The Company will update the status of its project plan related to the impact of the new revenue standards on its business processes, financial reporting disclosures, internal controls over financial reporting (“ICFR”) and consolidated financial statements in its future quarterly and year-end disclosures.

The Company has not yet determined if the adoption of the new revenue standards will have a material impact on its business processes, financial reporting disclosures, ICFR and consolidated financial statements. However, due to the nature of the Company’s operations, the Company expects to identify similar performance obligations in its contracts under the new revenue standards compared with the deliverables that the Company has identified under existing accounting standards. The Company is in the process of evaluating the impact of specific parts of the new revenue standards, and does expect its revenue-related disclosures to be enhanced upon adoption.

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of

8

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-01 Business Combinations (Topic 805), Clarifying the Definition of a Business. The guidance clarifies the definition of a business to assist entities with evaluating whether a set of transferred assets and liabilities is a business. When substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets is not a business. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements.

3. Business Combinations

2018 Acquisitions

On August 23, 2017 the Company closed its acquisition of all of the outstanding common stock of Annapolis Bus Company Inc. and Towne Transportation LLC, (“Annapolis”) located in Annapolis, Maryland. Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date. The aggregate consideration paid to the holders of Annapolis common stock was $10.2 million and consisted of $8.7 million in cash, $1.0 million in common stock and $0.5 million in the form of a promissory note, which is due on the one year anniversary of the closing date. The preliminary allocation of the purchase price was based upon a preliminary valuation and our estimates and assumptions are subject to change within the measurement period. We are still in the process of valuing the assets acquired and liabilities to be assumed; thus, allocation of the acquisition consideration is subject to change.

Current assets, less current liabilities	$567
Property and equipment	5,303
Intangibles	2,725
Deferred Taxes	(1,698)
Net identifiable assets acquired	$6,897
Goodwill	3,270
Net assets acquired	$10,167

Identifiable intangibles consist principally of contract rights of $1.9 million, which will be amortized over its respective useful life, and tradenames of $0.7 million, which have an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand in the marketplace and other key competitive advantages. Goodwill related to this acquisition of $0.1 million is deductible for tax purposes.

9

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

The proforma impact of this acquisition was immaterial to the Company’s consolidated financial statements.

4. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	December 31, 2017		June 30, 2017
	Current	Long Term	Current	Long Term
Fourth Amended and Restated Credit Agreement
Revolving credit facility	$-	$242,792	$-	$172,088
Convertible Debentures	-	127,541	-	123,295
Seller Debt	500	-	-	-
Less: unamortized debt issuance costs on the Convertible Debentures	-	(3,632)	-	(4,036)
	$500	$366,701	$-	$291,347

On September 1, 2016, the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate. The Company used drawings under the Credit Agreement to repurchase the Senior Secured Notes.

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million). The issue costs of approximately $3.2 million (Cdn $4.2 million) have been recorded as a component of debt on the balance sheet and are being amortized over the term of the debentures using the effective interest method.

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US$ convertible unsecured subordinated debentures due June 30, 2018 (the “US$ 6.25% Convertible Debentures”). Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$ 6.25% Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the US$ 6.25% Convertible Debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the year ended June 30, 2017.

10

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt (continued)

The conversion feature of this debenture provided that the US dollar denominated notes could be converted into Canadian dollar denominated common shares of the Company. The conversion feature represented an embedded derivative that was required to be bifurcated and accounted for separately. The embedded derivative liability, which was included as a component of other liabilities in the consolidated balance sheet, was reduced to nil in connection with the early redemption.

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to the Credit Agreement at December 31, 2017.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At December 31, 2017 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 213,639 and 225,681 common shares during the six months ended December 31, 2017 and 2016, respectively. The shares issued pursuant to the Plan represent non-cash dividends with values of $1.2 million for both the six months ended December 31, 2017 and 2016, which have been recorded as a non-cash financing activity in each period. The Plan was established to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

Pursuant to its normal course issuer bid (“NCIB”), the Company is permitted to acquire up to a maximum amount of Common Shares equal to 9,225,542 in the twelve month period commencing May 24, 2017 and ending on May 23, 2018, subject to the Company’s senior debt agreement requirements. During the six months ended December 31, 2017, the Company repurchased 29,700 shares, with a value of $0.2 million. The Company did not repurchase any shares during the six months ended December 31, 2016, pursuant to the NCIB that was in effect at the time.

During August 2017, the Company issued a total of 170,940 shares having an approximate value of $1.0 million in connection with the Annapolis acquisition (see Note 3).

11

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Common Shares (continued)

During September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining principal of these debentures were redeemed on September 19, 2016 (see Note 4).

The changes in accumulated other comprehensive (loss) income for foreign currency translation is as follows:

	2017	2016

Balance at June 30,	$189	$13
Foreign currency translation	(2,577)	3,033
Current period comprehensive (loss) income	(2,577)	3,033
Balance at December 31,	$(2,388)	$3,046

There were no reclassifications out of accumulated other comprehensive (loss) income.

6. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Weighted-average shares outstanding-basic	94,935,767	92,085,511	94,842,933	92,028,192
Potential dilutive effect of shares to be issued
to settle the debentures	17,378,202	17,378,202	17,378,202	17,851,353
Potential dilutive effect of Performance Share Grant Units	45,739	-	22,621	-
Weighted-average shares outstanding-diluted	112,359,708	109,463,713	112,243,756	109,879,545

The computations for basic and diluted earnings (loss) per common share are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Net income (loss) basic	$22,728	$6,048	$14,739	$(5,668)
Add back: Interest expense on debentures (net of tax)	1,079	1,028	2,176	2,555
Net income (loss) used for diluted earnings per share	23,807	7,076	16,915	(3,113)

Basic income (loss) per share	$0.24	$0.07	$0.16	$(0.06)
Diluted income (loss) per share	$0.21	$0.06	$0.15	$(0.06)

12

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes

The effective income tax rate for the three months and six months ended December 31, 2017, was (62.6%) and (1,118.1%) as compared to 40.2% and (38.9%) for the three and six months ended December 31, 2016. The change for both the three and six month effective tax rate is primarily due to the one-time discrete adjustment of $13.9 million related to the impact of the Tax Cuts and Jobs Act (the “Act”) that was enacted on December 22, 2017.

The Act reduces the U.S. federal corporate tax rate from 35% to 21% and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. As of December 31, 2017, the Company has not completed the accounting for the tax effects of the enactment of the Act; however, as described below, it has made a reasonable estimate of the effects on existing deferred tax balances and the calculation of the one-time transition tax. These amounts are provisional and subject to change. The most significant impact of the legislation for the Company was a $14.3 million reduction of the value of the Company’s net deferred tax liabilities (which represent future tax liabilities) as a result of the decrease in the U.S. corporate income tax rate to 21%. The Act also includes a requirement to pay a one-time transition tax on the cumulative value of earnings and profits that were previously not repatriated for U.S. income tax purposes. The Company recorded a provisional amount for our one-time transition tax liability of the Company’s only foreign subsidiary resulting in an increase in income tax expense of $0.4 million. The Company will utilize net operating loss carryforwards against this one-time transition tax.

As the Company’s fiscal year end falls on June 30, the statutory federal corporate tax rate for fiscal 2018 will be prorated to a blended rate of 28.1% with the statutory tax rate for fiscal 2019 and beyond at 21%. Due to the volume of vehicles purchased annually, the Company expects a significant benefit from the change in tax law to 100% expensing of qualified property acquired and placed-in-service through 2022. The Company does not expect the enactment of the Act to have a significant impact on cash taxes paid for the 2018 fiscal year.

8. Stock-Based Compensation

On November 8, 2016, the Company’s shareholders approved two special business items at the Company’s 2016 Annual and Special Meeting of shareholders. The first item related to the approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan replaced the Employee Incentive Plan (“EIP”) originally set up at the STA Holdings level. Under the New PSG Plan, participants are eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. Pursuant to the PSG Plan, an aggregate number of 3,000,000 common shares may be issued. The second item related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for

13

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

all issued and outstanding Class B Series Three common shares (the “Share Exchange”). The Share Exchange was expected to happen on or before February 28, 2017. On February 23, 2017, the Company issued 2,282,104 STI common shares in exchange for all of the outstanding Class B Series Three common shares. Following the Share Exchange, all of the outstanding Class B Series Three common shares were cancelled, and the Company owns 100% of the equity securities of STA Holdings.

New PSG Plan

On October 2, 2017, the Company completed the first grant of 964,184 PSG Units, pursuant to the new plan. These PSG Units are subject to pre-defined measures that will be used to determine the degree to which there will be vesting of such PSG Units into common shares, with vesting to occur over a three year period beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the awards are subject to graded vesting, non cash compensation expense will be recognized ratably for each vesting tranche over a three year period commencing on the grant date of the PSG Units. For both the three and six months ended December 31, 2017, the Company recognized $0.8 million in non cash compensation expense as of result of this grant. At December 31, 2017, there was approximately $4.5 million of unrecognized compensation expense related to non-vested PSG units which is expected to be recognized over the next 2.5 years.

867,766 of the PSG Units granted on October 2, 2017, are subject to the achievement of four separate predefined one-year performance conditions beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the awards are subject to graded vesting, the Company recognizes compensation costs ratably for each vesting tranche over the three-year vesting period and the Company’s expectations of the probable number of PSG Units expected to vest. The Company accounts for forfeitures as they occur. The fair value of the PSG Units were calculated using the closing price of the Company’s common shares on the grant date.

96,418 of the PSG Units granted on October 2, 2017, are subject to the achievement of one predefined one-year market performance condition beginning with the year of grant and a continuing service period of two years beyond the certification of performance. As the award is subject to graded vesting, the Company recognizes compensation costs ratably for each vesting tranche over the three-year vesting period and the compensation costs are recognized regardless of whether the market condition is satisfied since the award is subject to a market condition. The Company accounts for forfeitures as they occur. The fair value of the award was established on the grant date using the Monte Carlo simulation model, which was based on the following assumptions:

14

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

Risk-free interest rate	1.31%
Expected volatility	20%
Fair value of PSG Unit at grant date	$5.92

Pursuant to the PSG Plan, whenever cash dividends are paid on the common shares, a notional amount will be credited to each participants PSG account, equivalent to the cash dividends paid per common share. The notional amount credited to each participants PSG account will only be paid, in cash, on those PSG Units which have vested in accordance with the PSG Plan.

Former EIP plan

Prior to the Class B Series Three shares exchange described above, these shares, which had been granted to management under the STA Holdings EIP, were accounted for as a liability upon issuance, as a result of a “put” option they contained. The holders of the Class B Series Three common shares were entitled to receive dividends, as and when declared by the Board of Directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares had an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B Series Three common shares granted were fully vested on the grant date, and as such, the related total non cash compensation expense was recognized on the grant date. These shares were classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Three common shares were recorded as a component of other (income) expense, net, in the consolidated statement of operations. The Company recorded income of $1.0 million and an expense of $1.1 million for the three and six months ended December 31, 2016, associated with the change in fair value on the Class B Series Three common shares, which were recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded $0.3 million and $0.5 million in dividend payments for the three months and six months ended December 31, 2016. These dividend payments were recorded as a component of other (income) expense, in the consolidated statement of operations. During the three and six months ended December 31, 2016, STA Holdings granted 411,768 and 1,018,114 Class B Series Three common shares, respectively, pursuant to the EIP. The Company recognized $2.5 and $5.8 million, respectively, in non-cash stock-based compensation expense related to the issuance of these grants. In connection with these grants, 161,973 and 362,468 shares were withheld at the election of the participants to satisfy income tax withholdings, for the three and six months ended December 31, 2016 Pursuant to the liquidity provision of the EIP plan, 27,062 shares were “put” back to the Company during the three and six months ended December 31, 2016. The Company paid $0.2 million associated with these puts during the three and six months ended December 31, 2016. The total number of Class B

15

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

Series Three common shares outstanding as at December 31, 2016 was 2,685,355. The fair value of the Class B Series Three common shares outstanding at December 31, 2016 represented a liability of $15.1 million, of which $10.9 million was recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

9. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	December 31, 2017	June 30, 2017

Cash	$4,880	$10,964
Accounts receivable	93,095	68,747
Equity hedge	-	485
	$97,975	$80,196

Accounts payable	$503	$1,101
Other accrued liabilities	56,267	70,467
Seller debt	500	-
Long-term debt	366,701	291,347
Other long term liabilities	20,474	20,581
	$444,445	$383,496

The carrying amounts of cash, accounts receivable, accounts payable, other accrued liabilities and seller debt approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

The equity hedge was measured at fair value using valuation methodologies which included using the forward price on the Company’s stock (see Equity Risk below). Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

16

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2017
	Level 1	Level 2	Level 3	Total
Equity hedge asset	$-	$485	$-	$485

The Company has exposure to interest rate risk, foreign currency exchange risk, equity risk and credit risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company had in place an interest rate swap for a notional amount of $50.0 million of credit facility borrowings, which matured in February 2017. The swap was not designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap were recorded in the condensed consolidated statement of operations as a component of interest expense. The Company recorded a non cash gain of $0.1 million and a non cash gain of $0.2 million for the three months and six months ended December 31, 2016, in connection with the changes in fair value of the swap. The Company has secured fixed rate financing in the form of its Convertible Debentures.

Foreign Currency Exchange Risk

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 and the Cdn$ 5.25% Convertible Debentures due September 30, 2021 (collectively the “Convertible Debentures”) are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Convertible Debentures upon maturity.

17

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

The Company uses its cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company prepares its financial statements in U.S. dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of thirty five thousand and gain of $0.8 million for the three and six months ended December 31, 2017 on the translation of its monthly dividends into U.S. dollars. The Company recorded a loss of $0.2 million and a loss of twenty nine thousand dollars for the three and six months ended December 31, 2016 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency loss (gain) in the consolidated statements of operations.

Equity Risk

The Company had in place an equity hedge with a major Canadian bank that it initiated to partially mitigate changes in the liability associated with the Class B Series Three common shares that were outstanding pursuant to the Company’s EIP plan (see Note 8). Pursuant to the Share Exchange and corresponding cancellation of all of the outstanding Class B Series Three common shares, the Company began the process to unwind the equity hedge, which was completed in December 2017. The equity hedge was not designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge were recorded as a component of other (income) expense, net in the consolidated statement of operations. The Company recorded a realized loss $0.1 million for both the three and six months ended December 31, 2017, on the liquidation of the hedge. The Company recorded a non cash loss of $0.6 million and a non cash gain of $1.3 million for the three and six months ended December 31, 2016 in connection with the changes in fair value of the hedge, which was included in the consolidated statement of operations as a component of other (income) expense.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

18

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

Receivables are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable.

10. Segment Information

Prior to June 2017, the Company had two reportable segments, a transportation segment and an oil and gas segment. The Company sold all of its oil and gas assets in June 2017. For the six months ended December 31, 2016, the Company recorded approximately $0.6 million in revenue and an operating loss of approximately $0.6 million, which included an impairment loss of $0.2 million associated with the former oil and gas segment.

11. Commitments and Contingencies

During the six months ended December 31, 2017, the Company entered into additional operating leases with six major financial institutions to lease approximately $33.2 million in growth and replacement school vehicles for the 2017-2018 school year. The term of these leases is six years at effective fixed rates in the range of 2.1% to 5.2%. Annual lease payments on these additional leases will approximate $4.6 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

19

Student Transportation Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six months ended December 31, 2017 and 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

	As at	As at
	December 31, 2017	June 30, 2017
Prepaid Expenses
Prepaid Insurance	$14,061	$12,625
Other	5,530	4,355
	$19,591	$16,980
Other Current Assets
Fuel Tax Receivable	$1,130	$1,482
Equity Hedge	-	485
Other	1,663	1,918
	$2,793	$3,885
Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$12,819	$12,302
Dividends Payable	13,929	13,877
Insurance	13,179	13,525
Wages and Benefits	6,818	6,664
Taxes Payable	-	1,315
Deferred Revenue	2,612	577
Accrued Fixed Assets	-	17,194
Other	7,410	5,013
	$56,767	$70,467

Other Liabilities
Insurance	$18,716	$19,025
Other	1,758	1,556
	$20,474	$20,581

20